Exhibit 99.2

Borr Drilling Limited Announces Preliminary Results for the First Quarter of 2022

Hamilton, Bermuda, May 31, 2022: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces preliminary unaudited results for the three months ended March 31, 2022.

Highlights First Quarter of 2022

•	Total operating revenues of $82.0 million, an increase of $12.9 million or 19% compared to the fourth quarter of 2021
•	Net loss of $51.3 million, an increase of $5.2 million compared to the loss in the fourth quarter of 2021
•	Cash and cash equivalents of $50.1 million and restricted cash of $8.2 million at the end of the first quarter of 2022, an increase of $12.3 million from the end of the fourth quarter of 2021
•	Adjusted EBITDA1 of $21.4 million, a decrease of $3.6 million compared to the fourth quarter of 2021
•	Raised net proceeds of $28.9 million in equity offering in January, and $5.1 million under ATM program during the quarter

Subsequent events

•	Raised additional $3.7 million under our ATM program in April 2022
•
Year to date in 2022, we have been awarded ten new contracts, extensions, exercised options and LOAs representing 4,232 days, or 11.6 years, and $487.4 million of potential revenue (including mobilization revenues but excluding options).

CEO, Patrick Schorn commented:

“The significant amount of contracts awarded recently, in combination with a sustained demand for additional rigs has put the offshore drilling industry on a strong growth trajectory. The previously projected increase in utilization levels, day-rates and contract durations is now coming to fruition and based on current tendering activity we expect this trend to continue. The number of contracted jack-up rigs has now recovered to pre-COVID levels and we expect several new awards to be nearing conclusion. This will bring the total number of contracted jack-ups back to levels last seen in 2015. Particularly in the modern jack-up segment (build after 2000), marketed utilization has now reached the 90% mark and the visible incremental demand is bound to outstrip available supply in the coming quarters.

In the past few weeks we have been awarded significant new contracts with top tier operators in core markets, and our contract revenue backlog is now at an all time high of $853.3 million (including mobilization revenues and contracts through our Drilling JVs on a 100% basis) and we have 20 rigs contracted, with the majority of our available capacity for 2022 contracted.

Our refinancing process is ongoing, and we are in discussions with our lenders with a view to complete the refinancing before the end of the second quarter. Given the strong market fundamentals, multiple options are currently on the table in order to address the maturity profile of our debt position and provide a long term financing solution. Some of these options include straight debt solutions, while others involve certain assets sales, of which there is ample interest in our fleet at attractive prices. We are currently working to improve on all refinance conditions given that the market is rapidly and positively evolving, and believe a solution is achievable in the coming weeks.

We are pleased with our financial performance in the first quarter, taking into account the increased number of rigs we are  preparing  for  operations.  We  expect  revenues, Adjusted  EBITDA and  cash  from  operations  to  show  solid increases in the next quarters both as a result of these rigs commencing work in addition to the rollover of contracts at higher day rates. We reiterate our guidance for 2022 with revenue between $375-$400 million and Adjusted EBITDA between $115-$140 million. Based on the development of the day rates we have seen thus far in the year, and our forecast of having our remaining three delivered rigs employed by the end of this year, our preliminary outlook for 2023 indicate an approximate doubling of headline revenues year-on-year and Adjusted EBITDA to more than double from the 2022 forecast.”

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net, income tax expense, amortization of deferred mobilization costs and revenue. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net loss, please see the last page of this report.

2  The  Company  provides  guidance  on  expected  adjusted  EBITDA,  which  is  a  non-GAAP  financial  measure.  Management  evaluates  the  Company’s  financial performance in part based on guidance basis, which management believes enhances investors’ understanding of the Company’s overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort.

Management Discussion and Analysis

The discussion below compares the unaudited results of the first quarter of 2022 to the unaudited results of the fourth quarter of 2021.

In $ million	Q1 - 2022	Q4 - 2021	Change ($)	Change (%)
Total operating revenues	82.0	69.1	12.9	19%
Rig operating and maintenance expenses	(55.6)	(38.7)	(16.9)	44%
General and administrative expenses	(9.2)	(7.5)	(1.7)	23%
Total operating expenses	(94.3)	(82.6)	(11.7)	14%
Adjusted EBITDA	21.4	25.0	(3.6)	(14)%
Income / (loss) from equity method investments	1.1	2.0	(0.9)	(45)%
Net loss	(51.3)	(46.1)	(5.2)	11%

Cash and cash equivalents	50.1	34.9	15.2	44%
Restricted cash	8.2	11.1	(2.9)	100%
Total equity	873.0	889.9	(16.9)	(2)%

Three months ended March 31, 2022 compared to three months ended December 31, 2021

Total operating revenues for the first quarter of 2022 were $82.0 million, an increase of $12.9 million compared to the fourth quarter of 2021, consisting of $63.3 million in dayrate revenues and $18.7 million in related party revenues. Dayrate revenues increased by $11.9 million quarter on quarter due to an increase in operating days for the rigs “Natt”, “Gerd”, “Norve”, “Mist” and “Ran”, offset by a decrease in operating days for the rigs “Idun” and “Prospector 5”. Related party revenues from the Company’s JVs in Mexico increased by $1.0 million quarter on quarter primarily due to an increase in bareboat revenue, which does not have a corresponding impact on the Company’s rig operating and maintenance expenses.

Rig operating and maintenance expenses were $55.6 million for the first quarter of 2022, an increase of $16.9 million compared to $38.7 million for the fourth quarter of 2021. The increase is partially a result of an increase in the number of rigs on contract during the quarter in comparison to the prior quarter. In addition, $3.2 million of the increase relates to the amortization of deferred mobilization and contract preparation costs as costs incurred to prepare rigs for upcoming contracts are deferred and amortized over the firm period of the contracts.

General  and  administrative  expenses  were  $9.2  million  for  the  first  quarter  of  2022,  an  increase  of $1.7 million compared to the fourth quarter of 2021.

Adjusted EBITDA for the first quarter of 2022 was $21.4 million, a decrease of $3.6 million compared to the fourth quarter of 2021.

Income from equity method investments relating to our Mexican JVs was $1.1 million for the first quarter 2022 compared to income of $2.0 million in the fourth quarter 2021, a decrease of $0.9 million.

Liquidity, Corporate Development and Financing

The Company’s cash and cash equivalents balance as of March 31, 2022 was $50.1 million, compared to $34.9 million as of December 31, 2021. The Company’s restricted cash balance as of March 31, 2022 was $8.2 million, compared to $11.1 million as of December 31, 2021, mainly related to a performance guarantee for a rig contract.

Net cash used in operating activities was $14.7 million. Of this, $7.1 million is regular quarterly interest payments of the Senior Secured Credit Facilities, Hayfin facility and PPL shipyard.

Net cash used in investing activities was $7.1 million, consisting of additions to jack-up rigs mainly relating to rig activation payments for the rigs “Thor” and “Groa”.

Net cash provided by financing activities was $34.1 million reflecting the proceeds, net of transaction costs, from the January 2022 equity offering whereby the Company raised net proceeds of $28.9 million upon the issuance of 13,333,333 common shares at $2.25 as well as the sales under the ATM program whereby the Company raised net proceeds of $5.1 million upon the issuance of 1,506,990 common shares.

In December 2021, the Company announced it had reached agreements in principle with the shipyards to refinance and defer a combined $1.4 billion of debt maturities and delivery instalments from 2023 to 2025. Pursuant to these agreements in principle, there are no regular cash interest payments due until June 2023, however, the Company agreed to make certain cash repayments on the accrued costs and capitalised PIK interest owed to the yards during 2022 and 2023, in addition to what was agreed in the January 2021 amendments. The long form documentation to implement these agreements in principle has not yet been executed.

These agreements with the yards are contingent on the Company refinancing maturities of its Senior Secured Credit Facilities, Hayfin facility (together the “Facilities”) and convertible bonds by June 2022, to mature in 2025 or later. If such refinancing is not agreed by June 2022, the refinancing of maturities and delivery deferrals with the yards will revert to the current schedule. The Company has agreed to use its best efforts to complete such refinancing by June 30, 2022, providing the Company with a complete long-term financing solution. The Company remains in negotiations with lenders with a view to reaching an agreement on a refinancing.

On April 28, 2022, the Company received a notice from Keppel FELS Limited (“Keppel”) indicating Keppel’s intention to sell two of the newbuild jack-up rigs under construction (“Huldra” and “Heidrun”) at a price of $100 million per rig to a third party buyer.  The Company has the right to take delivery of the rigs on the terms and price of which Keppel has received offers, or to take delivery on the current contract terms including the shipyard financing, but with the delivery date brought forward to the delivery date proposed within the intention to sell notice. The agreement requires the Company to formally accept delivery of the rigs, and to include reasonable evidence of its ability to finance the newbuildings, and, assuming it uses the shipyard financing extended by Keppel, to refinance such debt within 180 days of delivery. The remaining purchase price is $86.5 million per rig, of which the existing shipyard financing agreements cover $73.2 million, plus a back-end fee of $4.5 million, payable at the repayment date of the delivery financing. The Company has sent an acceptance notice to Keppel where it informed of its intention to take delivery of the rigs on the current contract terms (including the yard financing) and believes it has provided reasonable evidence of its ability to finance the rigs and refinance the shipyard financing in the form of letters from financial institutions. The Company anticipates the delivery of the rigs in the first half of 2023; however, clarification is being sought from Keppel on the precise delivery dates. In view of the strong improvement in the market and the limited availability of modern rigs, the advance in the delivery schedule for these two rigs can be seen as attractive.

The weighted average interest rate for our interest-bearing debt was 5.5% for the three months ended March 31, 2022, excluding the convertible bond, which carries 3.875% interest.

Subsequent to quarter end, the Company issued an additional 843,010 common shares under the ATM program, raising gross proceeds of $3.7 million. Since inception, the Company has issued 2,350,000 shares under the ATM program at an average price per share of $3.78, raising gross proceeds of $8.9 million.

Mexican Joint Ventures Operational Results

The net profit of our joint ventures on a 100% basis was $2.0 million and adjusted EBITDA in the first quarter of 2022 was $1.9 million. Included in the first quarter of 2022 results for the JVs are $18.7 million of net costs related to charges from Borr entities, representing bareboat charter fees, staffing and management expenses.

Borr Drilling received $7.3 million in cash payments from its JVs in the first quarter of 2022, relating to payment of balances due from related parties.

As of March 31, 2022, Borr Drilling had $59.7 million of receivables from its joint ventures in Mexico, representing bareboat charter and prepaid expenses, recorded as “Due from related parties” in the Unaudited Consolidated Balance Sheets. Additionally, as at March 31, 2022, the “Equity method investments” balance in the Unaudited Consolidated Balance Sheets included $9.8 million in funding provided to our Drilling JVs. The Company expects a substantial part of the outstanding amounts due in Mexico to our JVs to be paid in June 2022, following an anticipated new payment arrangement with Pemex.

Fleet, Operations and Contracts

The current delivered fleet consists of 23 modern jack-up rigs all built after 2010, with an additional five rigs under construction at Keppel FELS.

Since the last report, the Company secured new contracts and LOAs for its active rigs “Gunnlod” and “Saga”, and the warm stacked rigs “Arabia I” and “Arabia II”, increasing the Company’s contracted or committed fleet to 20 units: three in West Africa, three in the North Sea, three in the Middle East, six in South East Asia and five in Mexico.

“Gunnlod” has been awarded a contract by an undisclosed client in South-East Asia for a program with an expected duration of 186 days plus options. This program is expected to commence following the completion of its current contract with IPC.

“Saga” has been awarded a contract by Hess for an additional single well program in Malaysia with an expected duration of 45 days. “Saga” has additionally been awarded a contract by Brunei Shell Petroleum for a program in Brunei with a duration of 1460 days plus options following on from the Hess commitment.

Additionally, the Company has secured long-term contracts in the Middle East with Saudi Aramco for two of its premium jack-up drilling rigs “Arabia I” and “Arabia II” . The contracts have a firm duration of three years plus options each and are expected to commence in the second half of 2022.

For more details on our rig contracting, please refer to our Fleet Status report issued at the same date of this report. Year to date, the Company has been awarded ten new contracts, extensions, exercised options, LOAs and LOIs representing 4,232 days, or 11.6 years and $487.4 million of potential backlog (excluding options), and mobilization compensation. During the same period, our operating rigs have consumed approximately 5.9 years of backlog. Our backlog replenishment ratio in 2022 stands at a multiple of ~2x, meaning that we added twice as many days of backlog as days consumed during the same period.

The technical utilization for the fleet was 98.6% in the first quarter of 2022. The economic utilization was 95.9% for the first quarter of 2022.

Market

According to IHS Markit, global competitive jack-up rig utilization stood at 86% at the end of March 2022, an increase of two percentage points since December 31, 2021. The utilization for the modern jack-up fleet (rigs built after year 2000) has increased by three percentage points from December 31, 2021 to 86% at the end of the first quarter of 2022. As of the date of this report, this number has further increased to 90%.

Currently, there are 276 modern jack-ups contracted, representing an increase of approximately 39 units as compared to recent lows in late 2020. During the same period, the number of standard jack-ups contracted has shrunk by approximately seven units, confirming our view of a continued market bifurcation and operators’ preference for modern rigs.

Marketed availability among rigs built after 2010 has continued to tighten with thirteen additional rigs contracted so far in 2022. We expect the number of contracted rigs to increase significantly in the coming quarters as several ongoing tenders require or prefer such units. The number of available rigs built after 2010 currently stands at 21, excluding rigs under construction and rigs that have been stacked for over three years. We expect that several of these available units will be contracted soon as certain ongoing tenders near conclusion.

Tendering remains very strong with increasing activity in all geographic regions; particularly so in the Middle East where a number of operators are looking to substantially increase fleet sizes. Several term programs and multi-rig fixtures have already taken place this year, removing a significant number of the modern rigs from the available fleet.

Further ongoing tendering across almost all jack-up basins will be expected to continue to consume a large portion of the remaining modern rigs over the coming quarters, bringing the number of rigs available close to single digits. The high and continuing strong outlook for commodity prices, and a drive towards energy security, is underpinning growth in capex allocations, which combined with the increasing activity levels and reducing availability of modern rigs is already resulting in improved dayrates. These are expected to continue their positive upward trend over the remainder of 2022.

Risks and uncertainties

Borr is exposed to a number of risk factors related to the Company’s financial position, operations and the general industry in which the Company operates. The COVID-19 pandemic and associated effects during 2020 and 2021 have increased the natural risks that we face generally. The extent of the continued impact of COVID-19 on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. The COVID-19 pandemic has had and may continue to have, an adverse impact on, our business including our ability to keep all rigs operational at all times, if the virus worsens. Other public health crisis or natural disasters could occur in the future and could impact Borr’s operations, including our Joint Ventures in Mexico.

In the first quarter of 2022, commodity prices continued to improve, supporting global demand for offshore drilling services, including jack-up rigs. Brent oil prices in the first quarter of 2022 averaged approximately $100 per barrel compared to approximately $80 per barrel in the fourth quarter of 2021. In addition to commodity prices, demand for offshore drilling services appears to be supported by geopolitical events, such as Russia’s military actions across Ukraine, the related economic sanctions imposed on Russia and a renewed interest in energy security across Europe, the United States and other states.

Although it appears that demand for jack-up rigs continues to grow, we remain cautious as headwinds to a recovery continue to loom. Costs to operate our business have continued to see upward inflationary pressure, and the industry continues to grapple with higher than previously experienced cost inflation. There can be no assurance that the demand for jack-up rigs will increase or even remain at current levels. Any further decline or if there is not an improvement in demand for services of jack-up rigs could have a material adverse effect on the Company.

Furthermore, while we have improved our liquidity through equity raises in January 2022, 2021 and in 2020, as well as under our ATM Program, and we have extended debt maturities and deferred interest payments, we continue to face liquidity and other risks as described in our 2021 Annual Report, including risks relating to our significant debt maturities falling due in 2023.

Forward looking statements

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “likely” and similar expressions and include expectations regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, developments with respect to inflation, expected financial results for 2022 and 2023 including expected revenues and Adjusted EBITDA, expected utilization levels and tendering activity, expected supply and demand, statements with respect to expected contracting of our fleet, demand for and expected utilization of rigs, contract backlog, LOIs and LOAs, tendering and contracting activity, market opportunities and contract terms including estimated duration of contracts and activity of rigs on particular contracts, expected number of rigs required, projected day-rates, expected E&P capex, statements about our ability to improve financial performance and our financial obligations and maturities, statements as to market sentiment including statements made under “Market” and “Risk and Uncertainties” above, expected trends in dayrates and statements about our liquidity and our debt and discussions with our creditors, including the agreement in principle reached with the yards and plans and negotiations to refinance our indebtedness to periods beyond 2023, risks and uncertainties relating to the impact of the COVID-19 pandemic and military action in Ukraine and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk that our actual results of operations in future periods may differ materially from the expected results / guidance discussed herein, the risk of delays in payments to our Mexican JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation and commodity prices and tendering activity, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, risks relating to our ability to secure contracts for our rigs and the rates that we will be able to achieve, risks relating to market trends, tender activity and rates, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, that our available liquidity is not sufficient to meet our liquidity requirements and other risks relating to our available liquidity and requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our significant debt obligations including debt service obligations and maturities and new-build contract payments in 2023 and our other obligations as they fall due, the risk that we may not be able to refinance our debt obligations as they fall due, the risk that we may be unable to meet the conditions to the agreement in principle with our shipyard lenders or execute long form documentation for such agreement in principle and other risks described in our working capital statement included in our most recent audited financial statements, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risk relating to the military action in Ukraine and its impact on our business, and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 and on the New York Stock Exchange from July 31, 2019 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

May 31, 2022

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Set forth below is a reconciliation of the Company’s Net Loss to Adjusted EBITDA.

(in US$ millions)	Q1 - 2022	Q4 - 2021
Net loss	(51.3)	(46.1)
Depreciation of non-current assets	29.5	36.4
Income from equity method investments	(1.1)	(20.0)
Total financial expenses, net	35.3	31.4
Income tax	4.8	3.7
Amortization of deferred mobilization and contract preparation costs	6.6	3.4
Amortization of deferred mobilization and demobilization revenue	(2.4)	(1.8)
Adjusted EBITDA	21.4	25.0

Set forth below is a reconciliation of our Joint Ventures Net Income to Adjusted EBITDA.

(in US$ millions)	Q1 - 2022	Q4 - 2021
Net income	2.0	4.5
Depreciation of non-current assets	0.4	0.6
Financial expense	(1.1)	0.0
Income tax (income)/expense	0.6	(3.8)
Amortization of mobilization costs	0.0	0.2
Adjusted EBITDA	1.9	1.5

Borr Drilling Limited

Unaudited Condensed Consolidated Financial Statements
As of and for the three months ended March 31, 2022

Borr Drilling Limited
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	3 months ended March 31, 2022	3 months ended March 31, 2021
Operating revenues
Dayrate revenue	63.3	47.4
Related party revenue	18.7	1.0
Total operating revenues	82.0	48.4

Loss on disposal	—	(0.1)

Operating expenses
Rig operating and maintenance expenses	(55.6)	(48.8)
Depreciation of non-current assets	(29.5)	(28.4)
General and administrative expenses	(9.2)	(11.7)
Total operating expenses	(94.3)	(88.9)

Operating loss	(12.3)	(40.6)

Income from equity method investments	1.1	16.0

Financial income (expenses), net
Interest expense, net of amounts capitalized	(27.2)	(21.8)
Other financial expenses, net	(8.1)	(5.7)
Total financial expenses, net	(35.3)	(27.5)

Loss before income taxes	(46.5)	(52.1)
Income tax expense	(4.8)	(2.3)
Net loss attributable to shareholders of Borr Drilling Limited	(51.3)	(54.4)
Total comprehensive loss attributable to shareholders of Borr Drilling Limited	(51.3)	(54.4)

Basic and diluted loss per share	(0.35)	(0.42)
Weighted-averages shares outstanding	145,783,175	128,410,413

Borr Drilling Limited
Unaudited Consolidated Balance Sheets
(In $ millions)

	March 31, 2022	December 31, 2021
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	50.1	34.9
Restricted cash	1.5	3.3
Trade receivables	28.1	28.5
Prepaid expenses	12.5	6.6
Deferred mobilization and contract preparation costs	22.6	17.2
Accrued revenue	26.8	20.2
Due from related parties	59.7	48.6
Other current assets	17.9	16.9
Total current assets	219.2	176.2

Non-current assets
Non-current restricted cash	6.7	3.2
Property, plant and equipment	3.3	3.7
Newbuildings	135.5	135.5
Jack-up rigs	2,716.2	2,730.8
Equity method investments	20.5	19.4
Other non-current assets	11.8	6.9
Total non-current assets	2,894.0	2,904.1
Total assets	3,113.2	3,080.3

LIABILITIES AND EQUITY
Current liabilities
Trade payables	51.7	34.7
Accrued expenses	129.1	60.9
Short-term debt	496.1	—
Other current liabilities	26.2	22.3
Total current liabilities	703.1	117.9

Non-current liabilities
Long-term accrued interest and other items	26.0	70.1
Long-term debt	1,424.2	1,915.9
Other non-current liabilities	15.6	15.2
Onerous contracts	71.3	71.3
Total non-current liabilities	1,537.1	2,072.5
Total liabilities	2,240.2	2,190.4
Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 180,000,000 (2021: 180,000,000) shares, issued 152,058,498 (2021: 137,218,175) shares and outstanding 151,652,165 (2021: 136,811,842) shares	15.3	13.8
Treasury shares	(13.7)	(13.7)
Additional paid in capital	2,010.9	1,978.0
Accumulated deficit	(1,139.5)	(1,088.2)
Total equity	873.0	889.9
Total liabilities and equity	3,113.2	3,080.3

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
(In $ millions)

	3 months ended March 31, 2022	3 months ended March 31, 2021
Cash Flows from Operating Activities
Net loss	(51.3)	(54.4)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock options	0.3	0.7
Depreciation of non-current assets	29.5	28.4
Gain on disposal of assets	—	0.1
Amortization of deferred finance charges	1.6	1.1
Effective interest rate adjustments	3.1	1.0
Income from equity method investments	(1.1)	(16.0)
Deferred income tax	(0.1)	(0.3)
Change in assets and liabilities:
Amounts due to/from related parties	(11.1)	4.6
Accrued expenses	60.8	1.2
Long-term accrued interest	(44.1)	16.1
Other current and non-current assets	(23.6)	7.1
Other current and non-current liabilities	21.3	(6.3)
Net cash used in operating activities	(14.7)	(16.7)

Cash Flows from Investing Activities
Proceeds from sale of fixed assets	—	1.4
Investments in equity method investments	—	3.1
Additions to jack-up rigs	(7.1)	(2.8)
Net cash (used in)/ from investing activities	(7.1)	1.7

Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance cost	34.1	44.8
Net cash provided by financing activities	34.1	44.8
	—	—
Net increase in cash, cash equivalents and restricted cash	12.3	29.8
Cash, cash equivalents and restricted cash at the beginning of the period	46.0	19.2
Cash, cash equivalents and restricted cash at the end of period	58.3	49.0

Supplementary disclosure of cash flow information	—
Interest paid, net of capitalized interest	(7.1)	(9.5)
Income taxes paid, net	(1.6)	(0.8)

In $ millions	March 31, 2022	December 31, 2021
Cash and cash equivalents	50.1	34.9
Restricted cash	1.5	3.3
Non-current restricted cash	6.7	7.8
Total cash and cash equivalents and restricted cash	58.3	46.0

Borr Drilling Limited
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated Deficit	Total equity
Balance as at December 31, 2020	109,429,495	11.0	(26.2)	1,947.2	(895.2)	1,036.8
Issue of common shares	27,058,824	2.8	—	43.2	—	46.0
Equity issue costs	—	—	—	(1.2)	—	(1.2)
Share-based compensation	275,131	—	10.4	(9.7)	—	0.7
Total comprehensive loss	—	—	—	—	(54.4)	(54.4)
Balance as at March 31, 2021	136,763,450	13.8	(15.8)	1,979.5	(949.6)	1,027.9

In millions of $	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated Deficit	Total equity
Balance as at December 31, 2021	136,811,842	13.8	(13.7)	1,978.0	(1,088.2)	889.9
Issue of common shares	14,840,323	1.5	—	33.7	—	35.2
Equity issue costs	—	—	—	(1.1)	—	(1.1)
Share based compensation	—	—	—	0.3	—	0.3
Total comprehensive loss	—	—	—	—	(51.3)	(51.3)
Balance as at March 31, 2022	151,652,165	15.3	(13.7)	2,010.9	(1,139.5)	873.0